Chesapeake Midstream Partners, L.P.

900 N.W. 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

March 6, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Leslie

Re:  Chesapeake Midstream Partners, L.P.

        Registration Statement on Form S-4

        File No. 333-179470

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”), Amendment No. 1 of which is transmitted herewith, Chesapeake Midstream Partners, L.P. (the “Partnership”) hereby confirms and represents as follows:

1. The Partnership is registering the exchange offers in reliance on the Staff’s position set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (collectively, the “SEC No-Action Letters”).

2. The Partnership has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offers pursuant to the Registration Statement and, to the best of the Partnership’s information and belief, each person that will participate in the exchange offers will acquire the new notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offers. In this regard, the Partnership will make each person participating in the exchange offers aware (through the prospectus and the letter of transmittal) that if such person is tendering old notes in the exchange offers with the intention of participating in any manner in a distribution of the new notes, such person (a) cannot rely on the Staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Partnership acknowledges that such secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the new notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

Securities and Exchange Commission

March 6, 2012

3. Neither the Partnership nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the new notes.

4. The Partnership (i) will make each person participating in the exchange offers aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the new notes and (y) if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offers; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Should any member of the Staff have a question regarding the foregoing, please do not hesitate to call Brad Mueller at (405) 935-1906, Regina Gregory at (405) 935-2143 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

Very truly yours,

Chesapeake Midstream Partners, L.P.

By: Chesapeake Midstream GP, L.L.C., its general partner

By:	/s/ David C. Shiels
David C. Shiels
Chief Financial Officer